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Prospectus
Issued December 20, 2000

                                1,295,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    Photon Dynamics, Inc. may issue from time to time up to 1,295,000 shares of common stock in exchange for exchangeable shares (the "Exchangeable Shares") of Image Processing Systems Inc. ("IPS"), a corporation existing under the laws of the Province of Ontario. Image Processing Systems will issue the Exchangeable
Shares to its shareholders who choose to receive the Exchangeable Shares in connection with the acquisition by Photon Dynamics of Image Processing Systems pursuant to the Acquisition Agreement for Plan of Arrangement, dated
September 27, 2000 (the "Acquisition Agreement"). These shareholders may exchange the Exchangeable Shares for our common stock at any time. We will redeem any Exchangeable Shares that remain outstanding for common stock on December 19, 2005. We will redeem the Exchangeable Shares for our common stock before December 19, 2005 if there are 10% or fewer Exchangeable Shares outstanding that are not owned by us or our affiliates. We also will redeem the Exchangeable Shares for our common stock before December 19, 2005 if certain other events occur.

    Our common stock is traded on the Nasdaq National Market under the symbol
"PHTN." The last reported sale price of our common stock on the Nasdaq National
Market on December 19, 2000 was $19.94 per share.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    This Prospectus is dated December 20, 2000.

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                               TABLE OF CONTENTS

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WHERE YOU CAN FIND MORE INFORMATION.........................     4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     4

USE OF PROCEEDS.............................................     4

MARKET PRICES AND DIVIDEND POLICY...........................     5

THE EXCHANGEABLE SHARES.....................................     6

DESCRIPTION OF PHOTON CAPITAL STOCK.........................     6

PLAN OF DISTRIBUTION........................................     8

LEGAL MATTERS...............................................     8

EXPERTS.....................................................     8
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    You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. This prospectus may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our equity shares.

    Information contained in our web site does not constitute part of this document.

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                      WHERE YOU CAN FIND MORE INFORMATION

    We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange
Commission, or the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference
Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    - Annual Report on Form 10-K filed November 7, 2000; and

    - The description of the common stock contained in our registration statement on Form 8-A filed November 14, 1995.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                             Photon Dynamics, Inc.
                            6325 San Ignacio Avenue
                        San Jose, California 95119-1202
                                 (408) 226-9900

                                USE OF PROCEEDS

    Because the common stock will be issued upon the exchange of the Exchangeable Shares, we will receive no cash proceeds from this offering.

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                       MARKET PRICES AND DIVIDEND POLICY

    Our common stock has been traded on the Nasdaq National Market under the symbol "PHTN" since November 15, 1995. The following table sets forth for the period indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

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                                                                HIGH       LOW
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Fiscal year ended September 30, 1999
First Quarter...............................................   $ 5.63     $ 2.25
Second Quarter..............................................     8.25       3.94
Third Quarter...............................................    12.38       7.00
Fourth Quarter..............................................    25.75      10.63

Fiscal year ended September 30, 2000
First Quarter...............................................   $43.25     $20.50
Second Quarter..............................................    94.38      32.38
Third Quarter...............................................    78.38      43.75
Fourth Quarter..............................................    87.94      35.00

Fiscal year ended September 30, 2001
First Quarter (through December 19, 2000)...................   $44.00     $19.81

    On December 19, 2000 the last reported sale price of our common stock on the Nasdaq National Market was $19.94. As of December 20, 2000 there were 11,829,476 shares of our common stock outstanding, held by approximately 123 holders of record.

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

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                            THE EXCHANGEABLE SHARES

    The rights of holders of Exchangeable Shares, including exchange rights, are described in the Acquisition Agreement with IPS, which is included as an exhibit to the Registration Statement.

                      DESCRIPTION OF PHOTON CAPITAL STOCK

    The following description sets forth the general terms of our capital stock. The descriptions set forth below do not purport to be complete and are subject to, and are qualified in their entirety by reference to, our Restated Articles of Incorporation, as amended, which are filed as an exhibit to the Registration Statement.

GENERAL

    Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, issuable in series. As of October 1, 2000, there were 11,819,740 shares of our common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

    The common stock to be issued in this offering will be, when issued, fully paid and nonassessable. Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that may be issued from time to time by us. The rights of holders of common stock will be subject to the rights of holders of any preferred stock that may be issued in the future, which may adversely affect the rights of holders of common stock. Our board of directors may issue additional shares of common stock or preferred stock to obtain additional financing, in connection with acquisitions, to our and our subsidiary's officers, directors and employees pursuant to benefit plans or otherwise and for other proper corporate purposes. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to our common stock, and there are no dividends in arrears or default.

    Boston Equiserve, LP is the principal transfer agent for our common stock.

    DIVIDENDS. The holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for distribution. The rights of holders of common stock are subject to the rights of the holders of any class of our capital stock having any preference or priority over the common stock.

    LIQUIDATION RIGHTS. Upon any voluntary or involuntary liquidation, dissolution, or winding-up of Photon Dynamics, the holders of common stock will be entitled to receive ratably, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, all of our remaining assets.

    VOTING RIGHTS. The holders of common stock currently possess exclusive voting rights on all matters submitted to the Shareholders. However, in connection with our acquisition of IPS, we expect to issue to a trustee for the benefit of the holders of the Exchangeable Shares a share of Special Voting Stock (described below) carrying voting rights equal to the number of then outstanding Exchangeable Shares not owned by us or our affiliates. Our board of directors may also specify voting rights with respect to any preferred stock that may be issued in the future. Each holder of common stock is entitled to one vote per share with respect to all matters. With respect to the election of directors, shareholders may exercise cumulative voting rights. Under cumulative voting, for each share held, a holder of common stock will be entitled to cast a number of votes equal to the total number of directors to be elected at that time. Each shareholder may give one candidate, who has been nominated

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prior to voting, all the votes such shareholder is entitled to cast or may distribute such votes among as many such candidates as such shareholder chooses.

    BOARD OF DIRECTORS.  Our board of directors is currently comprised of seven
(7) directors. The directors elected at each annual election hold office till the next annual meetings of shareholders.

SPECIAL VOTING STOCK

    Our board of directors has authorized the issuance of one share of preferred stock (the "Special Voting Stock"). The holder of the share of Special Voting Stock is entitled to cast a number of votes equal to the number of then outstanding Exchangeable Shares not owned by us or our affiliates. Under the terms of the Voting and Exchange Trust Agreement described below, the holder of the share of Special Voting Stock must receive timely notice from holders of the Exchangeable Shares in order to cast those votes corresponding to the Exchangeable Shares then outstanding. The holders of common stock and the holder of the share of Special Voting Stock will vote together as a single class on all matters, except as otherwise required by law. In the event of any liquidation, dissolution or winding-up of Photon Dynamics, the holder of the share of Special Voting Stock will give notice to the holders of Exchangeable Shares of such liquidation, dissolution or winding-up and subsequently the Exchangeable Shares will be automatically exchanged for shares of common stock. No dividends are payable on the share of Special Voting Stock. The Special Voting Stock will be issued to a Canadian trustee (the "Trustee") under the Voting and Exchange Trust Agreement, which will be entered into by us and the Trustee. The Special Voting Stock, and the Exchangeable Shares, may be redeemed on the earlier of, among other dates, December 19, 2005, or when there are 10% or fewer Exchangeable Shares outstanding not owned by us or our affiliates.

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                              PLAN OF DISTRIBUTION

    The common stock covered hereby will be issued in exchange for Exchangeable Shares, and no broker, dealer or underwriter has been engaged in connection therewith.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Photon Dynamics, Inc. appearing in Photon Dynamics, Inc.'s Annual Report on Form 10-KSB for the year ended September 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of CR Technology, Inc. appearing in Photon Dynamics, Inc.'s Current Report on Form 8-K dated December 15, 1999, have been audited by the Cacciamatta Accountancy Corporation, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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